Klondex Announces Sales of 33,846 GEOs in Q3 2015;
 Increases Production Guidance Again to 130,000-135,000 GEOs for FY 2015

Vancouver, BC – October 23, 2015 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex" or the "Company") is pleased to report its third quarter operating results for fiscal year 2015 from its Midas Mine and Fire Creek Project. Below is a table highlighting key operating metrics for the Company.

	3 Months ended			9 Months ended September 30, 2015
CONSOLIDATED OPERATIONS	March 31, 2015	June 30, 2015	September 30, 2015
Tons Milled	57,664	63,059	70,997	191,720
Gold Grade OPT	0.49	0.45	0.39	0.44
Silver Grade OPT	7.26	8.00	6.65	7.13
GEO Grade OPT (1)	0.59	0.56	0.48	0.54
Gold Ounces Produced	27,225	26,552	26,300	80,077
Silver Ounces Produced	354,455	472,473	443,576	1,270,504
GEOs Produced (1)	32,207	33,007	32,068	97,269
Gold Ounces Sold	27,135	26,768	27,934	81,837
Silver Ounces Sold	304,557	543,251	454,611	1,302,419
GEOs Sold (1)	31,416	34,189	33,846	99,461

(1)

Gold equivalent ounces (“GEOs”) are the gold ounces plus the silver ounces divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver prices per ounce received by the Company in the respective period. GEO ratios were approximately 71.2:1, 73.2:1 and 76.9:1 for the first quarter, second quarter and third quarter of 2015, respectively, and 73.9:1 for the nine months ended September 30, 2015.

Paul Andre Huet, Klondex President and Chief Executive Officer commented, “Our operations continue to perform as planned. We had another strong operating performance in the third quarter selling 33,846 gold equivalent ounces and are now increasing our annual production guidance for the second straight quarter by another 5,000 ounces to between 130,000 and 135,000 gold equivalent ounces for the year, primarily due to additional working faces, positive reconciliations and ongoing dilution management at both Midas and Fire Creek.” Klondex will report its financial results for the third quarter of 2015 on November 11, 2015. A conference call and webcast will be held the following morning at 10:30a ET/7:30a PT. The conference call telephone numbers are listed below.

Canada & USA Toll Free Dial In: +1 800-319-4610
Toronto and International: +1 416-915-3239
Outside of Canada & USA call: +1 604-638-5340

Callers should dial in 5 – 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company’s website and via webcast host.

Qualified Person (“QP”)
Brian Morris, Klondex Mines non-independent QP (American Institute of Professional Geologists - AIPG CPG-11786), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and is responsible for the technical information contained in this presentation.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two mineral properties: the Fire Creek project and the Midas Mine and milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Forward-looking Information
This press release contains certain information that may constitute forward-looking informati on or forward-looking statements under applicable Canadian and United States securities legislation, including but not limited to information about the achievement of Klondex’ s production guidance for the second year of production. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. We assume no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond Klondex’s control, including risks associated with the failure to achieve the production guidance, operation risks, commodity price risks and other risks identified in Klondex's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.